Home Office: Harrison, NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

January 29, 2013

Ms. Ashley Vroman-Lee

Senior Counsel – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Financial Life Insurance Company

Vanguard Variable Annuity

TFLIC Separate Account B

Post-Effective Amendment No. 21 to Form N-4 Registration Statement (File No. 333-65131)

Dear Ms. Vroman-Lee:

The above-referenced Post-Effective No. 21 filing was made on January 25, 2013 (accession number is 0001193125-13-024102) pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933. Transamerica is filing the Registration Statement in order to modify the Guaranteed Lifetime Withdrawal Benefit rider fee.

For your reference, we have included a copy of the Registration Statement’s prospectus and SAI along with black-lined copies against the prospectus and SAI filed with the last Post-Effective Amendment No. 20, which filed on April 27, 2012.

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Vanguard Variable Annuity product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Transamerica Financial Life Insurance Company

/s/ Darin D. Smith

Darin D. Smith

Managing Assistant General Counsel

Enc.